Exhibit 99.1

Icon Energy Corp. Reports Financial Results
for the Six-Month Period Ended June 30, 2024

Athens, Greece, September 10, 2024 — Icon Energy Corp. (“Icon” or the “Company”) (Nasdaq: ICON), an international shipping company that provides worldwide seaborne transportation services for dry bulk cargoes through the ownership, chartering and operation of oceangoing vessels, announces its financial results for the six-month period ended June 30, 2024 (the “Reporting Period”).

Financial Highlights for the Reporting Period

•	Revenue, net of $2.7 million, an 18% increase compared to the six-month period ended June 30, 2023
•	Net income of $1.0 million, a 43% increase compared to the six-month period ended June 30, 2023
•	EBITDA(1) of $1.5 million, a 26% increase compared to the six-month period ended June 30, 2023
•	Operating profit of $1.0 million, a 46% increase compared to the six-month period ended June 30, 2023

Ismini Panagiotidi, Chairwoman and Chief Executive Officer of Icon, commented:

“We are pleased to report that our financial results for the first half of 2024 have surpassed last year’s performance across all key metrics, providing tailwinds to our transition to a public company with the successful listing of our common shares on the Nasdaq in July 2024.

Since then, we have announced our first dividend and first vessel acquisition as a public company, consistent with both our dividend policy and growth strategy. In addition, we have secured employment for our soon-to-be acquired vessel and have entered into an innovative financing term sheet with upsize potential to fuel our further growth, all with top-tier counterparties.

We are thrilled by this positive momentum and are honored by the trust demonstrated by our charterers and financiers during Icon’s early stages, supporting our goal to create value for our shareholders.”

1   EBITDA is a non-GAAP financial measure. For the definitions of non-GAAP financial measures and their reconciliation to the most directly comparable financial measures calculated and presented in accordance with the United States generally accepted accounting principles, please refer to “Exhibit I—Non-GAAP Financial Measures Definitions and Reconciliation to GAAP.”

Financial Performance Summary

(in thousands of U.S. dollars, except daily figures)	Six-month period ended June 30, 2024 (unaudited)	Six-month period ended June 30, 2023 (unaudited)
Income statement data
Revenue, net	$2,719	$2,309
Operating profit	962	657
Net income	987	688

Non-GAAP financial measures (2)
EBITDA	$1,477	$1,168
Daily TCE	14,324	12,325
Daily OPEX	4,962	5,066

During the six-month period ended June 30, 2024, revenue, net, amounted to $2.7 million, an increase of $0.4 million, or 18%, compared to the first six months of 2023. Icon’s sole vessel operated under similar index-linked charters and was 100% utilized during both periods. The increase in revenues, net, is attributable to the higher charter rates prevailing in the market during the first half of 2024 compared to the same period of 2023, resulting in a $0.3 million, or 46%, increase in operating profit and a $0.3 million, or 43%, increase in net income.

Fleet Employment and Operational Data

	Six-month period ended June 30, 2024	Six-month period ended June 30, 2023
Fleet operational data (3)
Ownership Days	182.0	181.0
Available Days	182.0	181.0
Operating Days	182.0	180.9
Vessel Utilization	100.0%	100.0%
Average Number of Vessels	1.0	1.0

2 EBITDA, Daily TCE, and Daily OPEX, are non-GAAP financial measures. For the definitions of non-GAAP financial measures and their reconciliation to the most directly comparable financial measures calculated and presented in accordance with the United States generally accepted accounting principles, please refer to “Exhibit I—Non-GAAP Financial Measures Definitions and Reconciliation to GAAP.”
3 For the definitions of fleet operational measures please refer to “Exhibit I—Other Definitions and Methodologies.”

As of June 30, 2024, Icon owned one vessel, the M/V Alfa, which is employed by an international commodity trading conglomerate on a time charter expiring between October 2025 and February 2026, earning a floating daily hire rate linked to the Baltic Panamax Index. The minimum contracted revenue(4) expected as of June 30, 2024, to be generated by this contract between June 30, 2024, and its earliest expiration date is $6.7 million.

Key Developments Subsequent to the Reporting Period

Initial public offering. On July 15, 2024, Icon successfully completed the initial public offering of 1,250,000 of its common shares, at an offering price of $4.00 per share, for gross proceeds of approximately $5,000,000, before deducting underwriting discounts and offering expenses. Icon’s common shares began trading on the Nasdaq Capital Market on July 12, 2024, under the symbol “ICON.”

Dividend. On August 23, 2024, Icon declared a cash dividend of $0.08 per common share, payable on or around September 30, 2024, to all of its common shareholders of record as of September 15, 2024. Icon expects to pay quarterly cash dividends on its common shares during the one-year period following its initial public offering, in an aggregate amount of approximately $500,000 for the year (including the dividend declared on August 23, 2024).

Vessel Acquisition. On August 2, 2024, Icon entered into an agreement with an unaffiliated third-party to acquire a Kamsarmax dry bulk carrier, built in November 2007 in Japan, for a purchase price of $17.57 million, to be renamed M/V Bravo (the “Vessel Acquisition”). The Vessel Acquisition is subject to the satisfaction of certain customary closing conditions and is anticipated to conclude with the vessel’s delivery to Icon between September and November of 2024.

Vessel Charter. On August 29, 2024, Icon entered into an agreement with an international commodity trading conglomerate to time charter the M/V Bravo for a period of 11 to 14 months, at a floating daily hire rate linked to the Baltic Panamax Index (the “New Time Charter”). The New Time Charter is subject to the satisfaction of certain customary closing conditions and is anticipated to commence shortly after the completion of the Vessel Acquisition.

Financing Term Sheet. On August 22, 2024, Icon entered into a non-binding term sheet with a leading international financial institution for a new senior secured credit facility in an aggregate amount of up to $91 million (the “New Credit Facility”) of which:

•
an aggregate amount of up to $16 million (the “Initial Advance”) is expected to be borrowed to finance a portion of the purchase price of the M/V Bravo, and to leverage Icon’s existing Panamax dry bulk carrier, M/V Alfa; and

•
an additional aggregate amount of up to $75 million (the “Upsize Advance”) may be made available to Icon, in whole or in parts, to finance future vessel acquisitions. This amount will remain uncommitted and equally, Icon will not be obliged to borrow it, or any part thereof.

4 For the contracted revenue calculation methodology please refer to “Exhibit I—Other Definitions and Methodologies.”

The Initial Advance is expected to contain security and covenants customary for transactions of this type, to have a four-year tenor, and to bear interest at 3.95% over SOFR. The terms of each Upsize Advance will be determined at the time it is requested. No interest or other fees are expected to apply on any amount that remains uncommitted. The New Credit Facility is subject to important conditions, including the negotiation and execution of definitive documentation and the satisfaction of certain customary closing conditions, and is anticipated to conclude on or prior to the completion of the Vessel Acquisition.

About Icon

Icon is an international shipping company that provides worldwide seaborne transportation services for dry bulk cargoes through the ownership, chartering and operation of oceangoing vessels. Icon maintains its principal executive office in Athens, Greece, and its common shares trade on the Nasdaq Capital Market under the symbol “ICON.”

Forward Looking Statements

This communication contains “forward-looking statements.” Statements that are predictive in nature, that depend upon or refer to future events or conditions, or that include words such as “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “would” and similar expressions that are other than statements of historical fact are forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. These forward-looking statements are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management's examination of historical operating trends, data contained in our records and other data available from third parties. Although the Company believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant risks, uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, the Company cannot provide assurance that it will achieve or accomplish these expectations, beliefs or projections. The Company’s actual results could differ materially from those anticipated in forward-looking statements for many reasons, including as described in the Company’s filings with the U.S. Securities and Exchange Commission (the “SEC”). As a result, you are cautioned not to unduly rely on any forward-looking statements, which speak only as of the date of this communication.

Factors that could cause actual results to differ materially from those discussed in the forward-looking statements include, among other things: the Company’s future operating or financial results; the Company’s liquidity, including its ability to service any indebtedness; changes in shipping industry trends, including charter rates, vessel values and factors affecting vessel supply and demand; future, pending or recent acquisitions and dispositions, business strategy, areas of possible expansion or contraction, and expected capital spending or operating expenses; risks associated with operations; broader market impacts arising from war (or threatened war) or international hostilities; risks associated with pandemics (including COVID-19); and other factors listed from time to time in the Company’s filings with the SEC. Except to the extent required by law, the Company expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company’s expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based. You should, however, review the factors and risks the Company describes in the reports it files and furnishes from time to time with the SEC, which can be obtained free of charge on the SEC’s website at www.sec.gov.

Contact Information

Icon Energy Corp.
Dennis Psachos
Chief Financial Officer
+30 211 88 81 300
ir@icon-nrg.com
www.icon-nrg.com

Exhibit I

Interim Consolidated Statements of Income

(in thousands of U.S. dollars, except for share data and earnings per share)	Six-month period ended June 30, 2024 (unaudited)	Six-month period ended June 30, 2023 (unaudited)
Revenue, net	$2,719	$2,309
Voyage expenses, net	(112)	(79)
Vessel operating expenses	(903)	(917)
Management fees	(213)	(136)
General and administrative expenses	(12)	(6)
Depreciation expense	(339)	(337)
Amortization of deferred drydocking costs	(178)	(177)
Operating Profit	$962	$657
Finance costs	(3)	(1)
Interest income	27	34
Other income/(costs), net	1	(2)
Net Income	$987	$688

Accrued dividends on preferred shares	(75)	—
Net income attributable to common shareholders	$912	$688
Earnings per common share, basic and diluted	$4.56	$3.44
Weighted average number of shares, basic and diluted	200,000	200,000

Condensed Interim Consolidated Balance Sheet Data

(in thousands of U.S. dollars)	June 30, 2024 (unaudited)	December 31, 2023(5)
Assets
Cash and cash equivalents	$477	$2,702
Other current assets	474	320
Vessel, net	8,842	9,181
Other non-current assets	1,510	679
Total assets	$11,303	$12,882

Liabilities and shareholders’ equity
Total current liabilities	$1,147	$3,713
Total shareholders’ equity	10,156	9,169
Total liabilities and shareholders’ equity	$11,303	$12,882

5 Balance sheet data derives from the audited consolidated financial statements as of that date.

Summarized Cash Flow Data

(in thousands of U.S. dollars)	Six-month period ended June 30, 2024 (unaudited)	Six-month period ended June 30, 2023 (unaudited)
Cash provided by operating activities	$957	$1,068
Cash used in investing activities	(2)	-
Cash used in financing activities	(3,180)	(907)
Net (decrease)/increase in cash and cash equivalents	$(2,225)	$161
Cash and cash equivalents at the beginning of the period	2,702	3,551
Cash and cash equivalents at the end of the period	$477	$3,712

Non-GAAP Financial Measures Definitions and Reconciliation to GAAP

To supplement our financial information presented in accordance with the United States generally accepted accounting principles (“U.S. GAAP”), we may use certain “non-GAAP financial measures” as such term is defined in Regulation G promulgated by the SEC. Generally, a non-GAAP financial measure is a numerical measure of a company’s operating performance, financial position or cash flows that excludes or includes amounts that are included in, or excluded from, the most directly comparable measure calculated and presented in accordance with U.S. GAAP. We believe non-GAAP financial measures provide investors with greater transparency and supplemental data relating to our financial condition and results of operations and, therefore, a more complete understanding of our business and financial performance than the comparable U.S. GAAP measures alone. However, non-GAAP financial measures should only be used in addition to, and not as substitutes for, financial results presented in accordance with U.S. GAAP. Although we believe the following definitions and calculation methods are consistent with industry standards, our non-GAAP financial measures may not be directly comparable to similarly titled measures of other companies.

Earnings before Interest, Tax, Depreciation and Amortization (“EBITDA”). EBITDA is a financial measure we calculate by deducting interest and finance costs, interest income, taxes, depreciation and amortization, from net income. EBITDA assists our management by carving out the effects that non-operating expenses and non-cash items have on our financial results. We believe this also enhances the comparability of our operating performance between periods and against companies that may have varying capital structures, other depreciation and amortization policies, or that may be subject to different tax regulations. The following table reconciles EBITDA to the most directly comparable U.S. GAAP financial measure:

(in thousands of U.S. dollars)	Six-month period ended June 30, 2024 (unaudited)	Six-month period ended June 30, 2023 (unaudited)
Net income	$987	$688
Plus: Depreciation expense	339	337
Plus: Amortization of deferred drydocking costs	178	177
Less: Interest income	(27)	(34)
EBITDA	$1,477	$1,168

Time Charter Equivalent (“TCE”). TCE is a measure of revenue generated over a period that accounts for the effect of the different charter types under which our vessels may be employed. TCE is calculated by deducting voyage expenses from revenue and making any other adjustments required to approximate the revenue that would have been generated, had the vessel been employed under a time charter. TCE is typically expressed on a daily basis (“Daily TCE”) by dividing it by Operating Days, to eliminate the effect of changes in fleet composition between periods. The following table reconciles TCE and Daily TCE to the most directly comparable U.S. GAAP financial measure:

(in thousands of U.S. dollars, except fleet operational data and daily figures)	Six-month period ended June 30, 2024 (unaudited)	Six-month period ended June 30, 2023 (unaudited)
Revenue, net	$2,719	$2,309
Less: Voyage expenses	(112)	(79)
TCE	$2,607	$2,230
Divided by: Operating Days	182	180.9
Daily TCE	$14,324	$12,327

Daily Vessel Operating Expenses (“Daily OPEX”). Daily OPEX, is a measure of the vessel operating expenses incurred over a period divided by Ownership Days, to eliminate the effect of changes in fleet composition between periods. The following table reconciles Daily OPEX to vessel operating expenses:

(in thousands of U.S. dollars, except fleet operational data and daily figures)	Six-month period ended June 30, 2024 (unaudited)	Six-month period ended June 30, 2023 (unaudited)
Vessel operating expenses	$903	$917
Divided by: Ownership Days	182	181
Daily OPEX	$4,962	$5,066

Other Definitions and Methodologies

This press release refers to the terms and methodologies described below. Although we believe the following definitions and calculation methods are consistent with industry standards, these measures may not be directly comparable to similarly titled measures of other companies.

Ownership Days. Ownership Days are the total days we owned our vessels during the relevant period. We use this to measure the size of our fleet over a period.

Available Days. Available Days are the Ownership Days, less any days during which our vessels were unable to be used for their intended purpose as a result of scheduled maintenance, upgrades, modifications, drydockings, special or intermediate surveys, or due to change of ownership logistics, including positioning for and repositioning from such events. We use this to measure the number of days in a period during which our vessels should be capable of generating revenues.

Operating Days. Operating Days are the Available Days, less any days during which our vessels were unable to be used for their intended purpose as a result of unforeseen events and circumstances. We use this to measure the number of days in a period during which our vessels actually generated revenues.

Vessel Utilization. Vessel Utilization is the ratio of Operating Days to Available Days.

Average Number of Vessels. Average Number of Vessels is the ratio of Ownership Days to calendar days in a period.

Minimum contracted revenue. The amount of minimum contracted revenue is estimated by reference to the contracted period and hire rate, net of charterers’ commissions but before reduction for brokerage commissions and assuming no unforeseen off-hire days. For index-linked contracts, minimum contracted revenue is estimated by reference to the average of the relevant index during the 15 days preceding the calculation date.